Exhibit (d)(9)(iii)

TRANSAMERICA FUNDS

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC.

AND

OPPENHEIMERFUNDS, INC.

THIS AMENDMENT is made as of August 1, 2017 to the Sub-Advisory Agreement dated as of November 7, 2005 (the “Agreement”), between Transamerica Asset Management, Inc. and OppenheimerFunds, Inc. on behalf of Transamerica Developing Markets Equity. In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Compensation. Effective August 1, 2017, the sub-advisory fee rate for Transamerica Developing Markets Equity is as follows:

0.60% of the first $500 million of average daily net assets; 0.50% of average daily net assets over $500 million up to $1 billion; and 0.45% in excess of $1 billion of average daily net assets

In all other respects, the Sub-Advisory Agreement dated as of November 7, 2005 is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of August 1, 2017.

TRANSAMERICA ASSET MANAGEMENT, INC. (FORMERLY, TRANSAMERICA FUND ADVISORS, INC.)

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

OPPENHEIMERFUNDS, INC.

By:	/s/ Lamar Kunes
Name:	Lamar Kunes
Title:	Senior Vice President – OppenheimerFunds, Distributor, Inc. by delegated authority